                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).
                               (AMENDMENT NO. 3)*

                               CNET NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125945-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RONALD FISHER
                                  SOFTBANK INC.
                               1188 CENTRE STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP NO. 125945-10-5                                      PAGE  2  OF  10 PAGES
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----------------------                                     ---------------------


--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK AMERICA INC.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
   NUMBER OF             -------------------------------------------------------
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   14,685,063
     EACH                -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              14,685,063
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,685,063
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP NO. 125945-10-5                                      PAGE  3  OF  10 PAGES
          -----------                                           ---    ---
----------------------                                     ---------------------


--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
   NUMBER OF             -------------------------------------------------------
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   14,685,282
     EACH                -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              14,685,282
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,685,282
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP NO. 125945-10-5                                      PAGE  4  OF  10 PAGES
          -----------                                           ---    ---
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--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     SOFTBANK CORP.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            -------------------------------------------------------
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 14,685,282
       EACH              -------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                   0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              14,685,282
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,685,282
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP NO. 125945-10-5                                      PAGE  5  OF  10 PAGES
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--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     MASAYOSHI SON
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
   NUMBER OF             -------------------------------------------------------
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   14,685,282
     EACH                -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              14,685,282
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,685,282
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        The statement on Schedule 13D previously filed by SOFTBANK America Inc. ("SBA"), SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Mr. Son") with respect to shares of Common Stock (the "Common Stock") of CNET Networks, Inc. (the "Company") is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D and its Amendment No. 1 and Amendment No. 2 remain in full force and effect. SBA, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        On December 7, 2001, SBA sold 7,100,000 shares of Common Stock of the Company at $6.90 per share in a block trade to Credit Suisse First Boston.

        As a result of the foregoing, as of the date of filing this statement, SBA beneficially owned 14,685,063 shares of Common Stock.

        TOTAL OUTSTANDING SHARES. According to the Company's most recently filed quarterly report on Form 10-Q, the total number of shares of Common Stock outstanding as of October 31, 2001 was 138,019,363 shares.

        SBA. As of the date of filing this statement, SBA beneficially owned 14,685,063 shares of Common Stock, representing approximately 10.6% of the Common Stock.

        SOFTBANK KINGSTON, INC. As of the date of filing this statement, SOFTBANK Kingston, Inc. ("SBK") beneficially owned 219 shares of Common Stock, representing less than 0.1% of the Common Stock.

        SBH. By virtue of its ownership of all the outstanding stock of SBA and SBK, SBH may be deemed to be a beneficial owner of the 14,685,063 shares of Common Stock beneficially owned by SBA and the 219 shares beneficially owned by SBK, or approximately 10.6% of the Common Stock.

        SOFTBANK. SOFTBANK may be deemed to have been a beneficial owner of the 14,685,282 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary.

        MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and as of September 30, 2001 owns an approximately 37.15% interest in SOFTBANK. Accordingly, the 14,685,282 shares of Common Stock beneficially owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.



                               Page 6 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2001

                                  SOFTBANK CORP.
                                  SOFTBANK AMERICA INC.
                                  SOFTBANK HOLDINGS INC.
                                  MASAYOSHI SON


                                  By: /s/ Stephen A. Grant
                                      ------------------------------------------
                                      Name:  Stephen A. Grant
                                      Title: Attorney-in-Fact for SOFTBANK CORP.
                                             and MASAYOSHI SON and Secretary
                                             of SOFTBANK AMERICA INC. and
                                             SOFTBANK HOLDINGS INC.



                               Page 7 of 10 Pages

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CUSIP NO. 125945-10-5                                      PAGE  8  OF  10 PAGES
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                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

               The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159.

               Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                   PRESENT AND PRINCIPAL OCCUPATION
----                   --------------------------------
Masayoshi Son          President, Chief Executive Officer and director of
                       SOFTBANK Corp.; Chairman of the Board, President and
                       director of SOFTBANK Holdings Inc.; Chairman of the Board
                       and director of SOFTBANK America Inc.

Ken Miyauchi           Executive Vice President and director of SOFTBANK Corp.

Norikazu Ishikawa      Executive Vice President of SOFTBANK Corp.

Yoshitaka Kitao        Executive Vice President, Chief Financial Officer and
                       director of SOFTBANK Corp.; Director of SOFTBANK Holdings
                       Inc.

Makoto Okazaki         Executive Vice President of SOFTBANK Corp.

Kazuhiko Kasai         Director of SOFTBANK Corp.; Director of SOFTBANK Holdings
                       Inc.

Masahiro Inoue         Director of SOFTBANK Corp.

Jun Murai              Director of SOFTBANK Corp.

Toshifumi Suzuki       Director of SOFTBANK Corp.

Tadashi Yanai          Director of SOFTBANK Corp.

Mark Schwartz          Director of SOFTBANK Corp.

Ronald D. Fisher       Director of SOFTBANK Corp.; Vice Chairman and director of
                       SOFTBANK Holdings Inc.; Vice Chairman and director of
                       SOFTBANK America Inc.; Chairman of the Board, President
                       and director of SOFTBANK Capital Partners Investment
                       Inc.; Managing Member of SOFTBANK Capital Partners LLC.



                               Page 8 of 10 Pages

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CUSIP NO. 125945-10-5                                      PAGE  9  OF  10 PAGES
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                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

                 The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

                 Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME                   PRESENT AND PRINCIPAL OCCUPATION
----                   --------------------------------
Masayoshi Son          Chairman of the Board, President and director of SOFTBANK
                       Holdings Inc.; President, Chief Executive Officer and
                       director of SOFTBANK Corp.; Chairman of the Board and
                       director of SOFTBANK America Inc.

Ronald D. Fisher       Vice Chairman and director of SOFTBANK Holdings Inc.;
                       Director of SOFTBANK Corp.; Vice Chairman and director of
                       SOFTBANK America Inc.; Chairman of the Board, President
                       and director of SOFTBANK Capital Partners Investment
                       Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Yoshitaka Kitao        Director of SOFTBANK Holdings Inc.; Executive Vice
                       President, Chief Financial Officer and director of
                       SOFTBANK Corp.

Kazuhiko Kasai         Director of SOFTBANK Holdings Inc.; Director of SOFTBANK
                       Corp.

Francis Jacobs         Director and Vice President of SOFTBANK Holdings Inc.

Stephen A. Grant       Secretary of SOFTBANK Holdings Inc.; Secretary and
                       General Counsel of SOFTBANK America Inc.; Secretary of
                       SOFTBANK Capital Partners Investment Inc.; Partner,
                       Sullivan & Cromwell.

Steven J. Murray       Vice President and Treasurer of SOFTBANK Holdings Inc.;
                       Treasurer of SOFTBANK America Inc.

Anthony Castellanos    Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                       President of SOFTBANK Capital Partners Investment Inc.



                               Page 9 of 10 Pages

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CUSIP NO. 125945-10-5                                      PAGE 10  OF  10 PAGES
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                                   SCHEDULE 3

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.

                 The business address for SB America and each of the executive officers and directors listed below is SOFTBANK America Inc., 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

                 All executive officers and directors listed below are United States citizens, except Mr. Son, who is a citizen of Japan.

NAME                   PRESENT AND PRINCIPAL OCCUPATION
----                   --------------------------------
Masayoshi Son          Chairman of the Board and director of SOFTBANK
                       America Inc.; President, Chief Executive Officer and
                       director of SOFTBANK Corp.; Chairman of the Board,
                       President and director of SOFTBANK Holdings Inc.

Ronald D. Fisher       Vice Chairman and director of SOFTBANK America Inc.;
                       Director of SOFTBANK Corp.; Vice Chairman and director of
                       SOFTBANK Holdings Inc.; Chairman of the Board, President
                       and director of SOFTBANK Capital Partners Investment
                       Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Steven J. Murray       Treasurer of SOFTBANK America Inc.; Vice President and
                       Treasurer of SOFTBANK Holdings Inc.

Stephen A. Grant       Secretary and General Counsel of SOFTBANK America Inc.;
                       Secretary of SOFTBANK Holdings Inc.; Secretary of
                       SOFTBANK Capital Partners Investment Inc.; Partner,
                       Sullivan & Cromwell.



                               Page 10 of 10 Pages